

2/28/07

U.S. SECURITIES AND EXCHANGE COMMISSION

AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE 8-~~12345~~ 52704

REPORT FOR THE PERIOD BEGINNING **01/01/06** AND ENDING **12/31/06**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Integrity Trading, Inc.

PROCESSED

MAR 14 2007

THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4020 Lake Washington Blvd. NE

(No. and Street)

Kirkland	**Washington**	**98033**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN G. HUTTON **(425) 284-0301**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

Accounting Firm **Ryan Jorgenson & Limoli, P.S.**

7525 Pioneer Wy., Ste 201	**Gig Harbor,**	**Washington**	**98335**
(Address)	(City)	(State)	(Zip Code)

Oath or Affirmation

I, Karen G. Hutton , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY TRADING, INC ., as of DECEMBER 31, 2006 , are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Chief Compliance Officer
Title

Subscribed and sworn
to before me
this 26th day of february 2007



Notary Public

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

RYAN JORGENSON & LIMOLI, P.S.

ROBERT M. RYAN, CPA
MARC A. JORGENSON, CPA
SCOTT M. LIMOLI, CPA/ABV

M. EILEEN BAKER, CPA, MS(TAX)
JULIE M. CURTIS, CPA
JEAN L. SMITH, CPA
BRITTANYA BRYANT, CPA

INDEPENDENT AUDITORS' REPORT

February 26, 2007

To the Board of Directors
Integrity Trading, Inc.
Kirkland, Washington

We have audited the accompanying balance sheet of Integrity Trading, Inc. (a Washington corporation) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Trading, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relations to the basic financial statements taken as a whole.

Ryan Jorgenson & Limoli, P.S.

Ryan Jorgenson & Limoli, P.S.
Gig Harbor, Washington

MEMBER • PRIVATE COMPANIES PRACTICE SECTION, AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

7525 PIONEER WAY, SUITE 201 • P.O. BOX 1441 • GIG HARBOR, WA 98335
TEL 253-851-3425 • FAX 253-851-2074 • 1-800-441-3425
WEB: www.rjl-cpa.com

INTEGRITY TRADING, INC.
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Assets		
Cash	$ 37,905	$ 33,089
Deposits with clearing organizations	54,355	52,899
Receivable from broker-dealers and clearing org.	206,573	193,291
Income tax refund receivable	-	7,538
Prepaid registration expense	12,482	-
Equipment, net of depreciation of $7,778 and $4,844	13,586	7,412
Investment in Shopprop.com	6,000	-
Positions	4,300	-
Deposits Refundable	4,165	4,165
Total Assets	$ 339,366	$ 298,394
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 95,323	$ 37,183
Accrued expenses	8,676	11,483
Income tax payable	390	-
Other current liabilities	14,702	-
Total Liabilities	119,091	48,666
Stockholder's Equity		
Capital stock, $1 par value, 1,500 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid in capital	231,110	231,110
Retained earnings	(11,835)	17,618
Total Stockholder's Equity	220,275	249,728
Total Liabilities and Stockholder's Equity	$ 339,366	$ 298,394

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commissions	$ 3,873,651	$ 3,374,168
Interest and dividends	1,446	-
Other Income	16,948	15,066
Total Revenues	3,892,045	3,389,234
EXPENSES		
Clearance and exchange fees	2,045,636	1,873,983
Employee compensation and benefits	686,683	467,534
Commissions paid	592,460	479,239
Advertising	153,071	98,806
Travel and conventions expense	82,911	41,471
Occupancy	77,594	84,559
Business taxes	48,982	38,271
Professional services	46,481	29,540
Payroll taxes	41,973	32,836
Vehicle expense	36,250	52,138
Office expense	34,497	17,959
Registrations and licenses	18,349	44,366
Entertainment	14,685	11,188
Communications and data processing	9,033	9,328
Charitable Contributions	8,902	300
Miscellaneous expense	7,818	13,080
Research and quotes expense	6,615	4,281
Insurance	5,035	3,388
Depreciation expense	2,934	62,980
Repairs and maintenance	1,088	4,655
Security expense	1,179	830
Dues and subscriptions	(1,075)	1,685
Total Expenses	3,921,101	3,372,417
Income (Loss) from Operations	(29,056)	16,817
OTHER INCOME (EXPENSES)		
Trading profits	17,326	(58,532)
Penalties	(12,473)	-
Interest expense	(1,860)	(1,639)
Total Other Income (Expenses)	2,993	(60,171)
Net Income Before Income Taxes	(26,063)	(43,354)
Provision for Income Taxes	(390)	-
Net (Loss)	$ (26,453)	$ (43,354)

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CAPITAL STOCK		
Balance, beginning of year	$ 1,000	$ 1,000
Additional shares issued or retired	-	-
Balance, end of year	$ 1,000	$ 1,000
ADDITIONAL PAID IN CAPITAL		
Balance, beginning of year	$ 231,110	$ 231,110
Additions during year	-	-
	$ 231,110	$ 231,110
RETAINED EARNINGS		
Balance, beginning of year	$ 17,618	$ 48,929
Dividends paid	(3,000)	(14,000)
Net income (loss)	(26,453)	(17,311)
Balance, end of year	$ (11,835)	$ 17,618

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Inflows		
Cash received from customers	$ 3,866,450	$ 3,382,077
Interest income	1,446	-
Other Income	16,948	
	3,884,844	3,382,077
Outflows		
Cash paid to suppliers and operating expenses	(3,873,087)	(3,358,000)
Interest expense	(1,860)	(2,283)
	(3,874,947)	(3,360,283)
Net cash flows from operations	9,897	21,794
CASH FLOWS (USED) BY INVESTING ACTIVITIES		
Cash paid to purchase new assets	(9,106)	(5,450)
Net cash realized on trading activities	17,326	(58,532)
Net cash paid for shopprop.com	(6,000)	
Net cash paid for trading positions	(4,300)	
Net cash flows from investing activities	(2,080)	(63,982)
CASH FLOWS (USED) BY FINANCING ACTIVITIES		
Dividends paid to stockholder	(3,000)	(14,000)
Stock purchase by shareholder	-	-
Net cash flows provided by financing activities	(3,000)	(14,000)
Net increase (decrease) in cash	4,817	(56,188)
Cash and cash equivalents at beginning of year	33,089	89,277
Cash and cash equivalents at end of year	$ 37,906	$ 33,089

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Reconciliation of Net (Loss) to Net Cash Provided in Operating Activities:		
Net income (loss)	$ (26,453)	$ (17,312)
Depreciation	2,933	62,980
Trading Income	(17,326)	58,532
Decrease (increase) in:		
Deposits with clearing organizations	(1,456)	(2,314)
Receivable from broker-dealers and clearing organizations	(13,282)	(42,295)
Receivable from income tax refund	7,538	(7,538)
Prepaid registration expense	(12,482)	9,285
	-	
Increase (decrease) in:		
Accounts payable and accrued expenses	58,140	8,485
Accrued Expenses	(2,807)	(10,761)
Income Tax Payable	390	(37,655)
Other Current Liabilities	14,702	388
Net Cash Flow from Operations	$ 9,897	$ 21,794

The accompanying notes are an integral part of these financial statements

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Integrity Trading, Inc., (a Delaware Corporation) was founded in December 2000 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary operations are providing brokerage services for clients over the Internet. The Company is located in Kirkland, Washington and is licensed in all 50 states. It is currently working on it's licensing for Canada as well.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

FEDERAL INCOME TAX

The Company is subject to tax under the Internal Revenue Code and is taxed as a Corporation. There are no significant differences between book and tax methods of accounting causing deferred tax benefits or liabilities.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in banks, and all highly liquid investments with maturity of three months or less.

PROPERTY AND EQUIPMENT

All newly acquired property and equipment is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 5 years for equipment and 39.5 years for leasehold improvements.

ADVERTISING

The Company advertises through various on-line locations. Advertising costs are expensed as incurred and totaled $153,071 and $98,806 for the years ended December 31, 2006 and 2005. All of these costs are paid one month in advance.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company employs an outside bookkeeper that is the sister of the Company's shareholder.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that he ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006 and 2005 the Company had a net capital of $184,985 and $230,613, which was $84,985 and $130,613 in excess of its required net capital of $100,000. There were no material differences between the unaudited net capital computation and the audited net capital computation.

NOTE 4 – POSSESSION AND CONTROL

The Company is not subject to the Possession and Control rule 15c3-3 of the Securities and Exchange Commission (SEC) due to being exempt under (k) (2)(ii), all customer transactions cleared through another broker-dealer on a fully disclosed basis. The other broker-dealer used by the Company is Penson Financial Services, Inc. (SEC # 8-42095).

NOTE 5 – OPERATING LEASE FOR OFFICE

The Company leases office space in Kirkland, Washington. The Company entered into a three-year lease in December 2005 of $3,831.42 per month, increasing by $166.58 each year. Payments through November 2006 will be $3,998.

NOTE 6 – INCOME TAXES

The Company's taxable income in 2006 was $2,598 which created an income tax expense of $390. The cause of the discrepancy between the book loss of $26,453 and the taxable income of $2,598 are permanent differences, such as deductibility of meals and entertainment and charitable contributions.

INTEGRITY TRADING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

Net Capital	
Total Stockholder's Equity	$ 220,275
Total Capital	220,275
Deductions and/or charges:	
Equipment, net	(13,584)
Prepaid Asset	(12,482)
Deposits	(4,165)
Options	(4,300)
Money Market (haircut)	(758)
	(35,290)
Net Capital	$ 184,986

END